CLOSING CERTIFICATE

OF TELVANTIS, INC.

(formerly Raadr, Inc.)

This Closing Certificate (this “Seller Closing Certificate”) is delivered pursuant to Section 3 of that certain Definitive Stock Purchase Agreement, dated as of December 29, 2025 (the “Agreement”), by and between Spectral Capital Corporation, a Nevada corporation (“Buyer”), and Telvantis, Inc., formerly Raadr, Inc., a Nevada corporation (“Seller”). Capitalized terms used but not defined herein have the meanings set forth in the Agreement.

The undersigned, Daniel Contreras, in his capacity as Chief Executive Officer of Seller, hereby certifies to Buyer as of the Closing Date of December 31, 2025 as follows:

1.Organization and Authority.
Seller is duly organized, validly existing, and in good standing under the laws of the State of Nevada. Seller has full corporate power and authority to execute and deliver the Agreement and all documents delivered in connection therewith and to consummate the transactions contemplated thereby.

2.Authorization; Binding Effect.
The execution, delivery, and performance of the Agreement and the consummation of the transactions contemplated thereby have been duly authorized by all necessary corporate action on the part of Seller. The Agreement constitutes a valid and binding obligation of Seller, enforceable against Seller in accordance with its terms.

3.Representations and Warranties True and Correct.
The representations and warranties of Seller contained in the Agreement are true and correct in all material respects as of the Closing Date (or, if stated as of an earlier date, as of such earlier date).

4.Covenants Performed.
Seller has performed and complied in all material respects with all covenants, agreements, and conditions required to be performed or complied with by Seller under the Agreement on or prior to the Closing Date.

5.Ownership of Shares.
Seller owns all of the issued and outstanding shares of capital stock of Telvantis Voice Services, Inc., and each and every one of the subsidiaries listed on Exhibit C to the Agreement free and clear of all liens, claims, or encumbrances, other than those expressly permitted under the Agreement.

6.No Material Adverse Effect.
Since the date of the Agreement, there has not occurred any event, change, or circumstance that has had or would reasonably be expected to have a Material Adverse Effect on the Company.

7.Closing Deliverables.
Seller has delivered or caused to be delivered all documents, instruments, and items required to be delivered by Seller at the Closing pursuant to the Agreement, including the Direction of Issuance and instruments of transfer.

This Seller Closing Certificate is executed and delivered as of the Closing Date.

TELVANTIS, INC.
(formerly Raadr, Inc.)

By: _______________________________
Name: Daniel Contreras
Title: Chief Executive Officer
Date: December 31, 2025